SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-23111


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F
               [_] Form 10-QSB  [_] Form N-SAR

          For Period Ended: September 30, 2002

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   A NOVO BROADBAND, INC.
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Former name if applicable:   CABLE LINK, INC.
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Address of principal executive office (Street and number)

                              196 Quigley Boulevard
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City, state and zip code

                           New Castle, Delaware 19720
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                                     PART II
                                              RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         An extension of time is being requested because the Registrant is unable to pay the fees owed to the Registrant's independent public accountants as requested by them to complete the audit of the Registrant's financial statements, and because management has not had adequate resources to complete other aspects of the Report in light of the efforts devoted to Registrant's filing of a chapter 11 petition and the reorganization of its finances. Accordingly, the Registrant could not prepare and file the Form 10-KSB without unreasonable effort or expense.



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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                          William Kelly (302) 322-6088
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                      (Name) (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                       [X] Yes  [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        [X] Yes  [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate our loss for continuing operations for fiscal year ended September 30, 2002 to be approximately $14.5 million as compared to a loss of $1.9 million for the year ended September 30, 2001, an increase of $12.5 million. The loss from continuing operations was attributable primarily to the following factors:

o we lost approximately $3.0 million as a result of closing three facilities during the fiscal year;
o since our independent public accountants questioned our ability to continue as a going concern, we lost the benefit of an approximately $2.5 million deferred tax asset;
o we wrote down approximately $2.6 million in goodwill associated with prior acquisitions; and
o we lost $6.4 million due mainly to excess capacity and unprofitable activities, which were curtailed during or after the fiscal year.


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                             A NOVO BROADBAND, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date:  December 31, 2002                    By:  /s/ Steven Easterday
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                                                     Steven Easterday
                                                     Principal Financial Officer